THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING

United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Instinet, LLC is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

☐ Yes ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☐ Material Amendment	Rule 304(a)(2)(i)(A)
☐ Updating Amendment	Rule 304(a)(2)(i)(B)
☒ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  Part III Item 22 is being amended to remove Paxos Settlement Service (“PSS”). Instinet, LLC does not settle selected transactions via the PSS where the Subscriber is a Paxos participant. The procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS are the same for all Subscribers and the Broker-Dealer Operator. There are no other changes in this amendment.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:

  0000902664-23-002248

Part III: Manner of Operations

Item 22: Clearance and Settlement

a. *Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).*

ILLC is a self-clearing broker and a member of the National Securities Clearing Corporation ("**NSCC**") and the Depository Trust Company ("**DTC**"). ILLC becomes a counterparty to each side of any transaction executed on the ATS. ILLC does not custody funds or securities for Subscribers and settles all transactions effected on the ATS with the Subscriber or the Subscriber's custodian, prime broker or other settlement agent, in accordance with settlement instructions provided by the Subscriber to ILLC. For Subscribers settling via the facilities of the NSCC, ILLC submits each transaction to the NSCC for clearance (either for trade matching with the NSCC member contra or on a locked-in basis, such as through a Qualified Special Representative arrangement), with the legal obligation for settlement of the transaction transferring from ILLC to NSCC once NSCC has novated the submitted transaction and final settlement through the facilities of the DTC. For Subscribers settling via the facilities of the DTC, ILLC submits transaction information to OMGEO or DTC for affirmation prior to final settlement via the facilities of the DTC.

ILLC utilizes certain Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

~~ILLC will designate a small portion of transactions executed for settlement on the , a platform operated by Paxos Trust Company, LLC ("**Paxos**"), a New York State limited purpose trust company and DTC participant. Paxos received a no-action letter from staff at the SEC's Division of Trading and Markets (the "**No-Action Letter**") indicating that the staff would not pursue a referral to the enforcement division against Paxos under Section 17A(b)(1) of the Securities Exchange Act of 1934 if Paxos fails to register with the Commission as a clearing agency in connection with its operation of the PSS.~~

~~Paxos uses a proprietary blockchain-based cryptographic ledger that records changes in ownership of securities and cash resulting from settlement of securities transactions between participants on the platform. The PSS facilitates settlement on a simultaneous DvP basis, and therefore, at the time an executed trade is submitted to the PSS, the counterparties must be existing PSS participants who have designated Paxos as the settlement location for that trade.~~

~~In the initial phase, ILLC will settle a limited number of symbols against a small number of (up to six (6)) broker-dealer Subscribers who are also Paxos participants. As Paxos onboards additional participants to the PSS, ILLC will work with Paxos and the PSS participants who are also broker-dealer Subscribers to confirm the selection of securities which have been deemed eligible for inclusion in the pilot phase in accordance with the No-Action Letter (each, an "**Active Security**"), and the date that ILLC will begin routing executions in those symbols to Paxos for settlement.~~

ILLC will systematically identify the executions involving (i) a Subscriber who is a PSS participant and (ii) an Active Security, and submit such executions to Paxos for settlement in accordance with the operating procedures of the PSS. This will not affect standard settlement procedures for Subscribers who are not PSS participants. ILLC is under no obligation to submit trades to the PSS for settlement and may, in its sole discretion, elect to cease the submission of trades of an Active Security or of a specific PSS participant to the PSS at any time and for any reason. In the event of such an election by ILLC, trades of the relevant security will clear and settle in accordance with the Subscriber's default settlement instructions. ILLC will provide notice to any impacted Subscriber, but may, where necessary, elect to cease submission to the PSS prior to notifying the Subscriber of the change.

As stated above, ILLC is a counterparty to all transactions on the ATS by acting as agent and executing broker for Subscribers on both the buy and sell sides of a transaction. When a Subscriber that is a PSS participant receives an execution in the ATS on one of the selected symbols, that Subscriber's side of the trade will be submitted to Paxos for settlement. The contra side of that execution (if not also a PSS participant) will be handled in accordance with ILLC's ordinary settlement procedures.

At predetermined intervals on each trading day, Paxos will monitor the volume of executions routed to PSS for settlement to ensure compliance with the volume limits set forth in the operating procedures of the PSS and the No-Action Letter. Paxos will utilize the following limits as daily targets for the share volume submitted to the PSS (the "**Volume Limits**"): (1) less than 100,000 shares per security, per counterparty pair; and (2) aggregate shares per security across all counterparty pairs of less than 1% of the total average daily trading volume of the respective security.

At each interval, Paxos will determine whether the Volume Limits have been reached and assess the risk of each Volume Limit being exceeded before the market close. In the event Paxos determines that an Active Security has met, or is at risk of exceeding, the Volume Limits, Paxos may, in its sole discretion, elect to stop the submission of trades in an Active Security. Following such an election, the relevant security will be ineligible for settlement on the PSS for three (3) business days, during which Paxos will determine, based on the relevant security's trading behavior, if the security can be reinstated for settlement on the PSS.

Paxos will promptly notify ILLC in the event that ILLC needs to stop the submission of trades of an Active Security intraday. Paxos will also notify ILLC in the event that a Paxos participant is no longer a PSS participant. As a result of any such notification from Paxos, ILLC personnel will remove the relevant security and/or PSS participant from the ATS component responsible for the systematic identification of executions for submission to Paxos. Following such removal, ILLC personnel will notify Paxos of its completion. Executions involving a security or Subscriber which Paxos has removed from PSS eligibility will clear and settle in accordance with the Subscriber's default settlement instructions until such time as Paxos notifies ILLC that the relevant security and/or PSS participant may resume submission to the PSS.

~~The relationship between Paxos and ILLC described above does not impact the application of ILLC's rules and procedures discussed elsewhere on this Form ATS-N.~~

b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☒ *No*

If no, identify and explain any differences.

~~As stated above, certain transactions will be settled via the PSS.~~